SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Relevant Fact entitled "Telecomunicações de São Paulo S.A. - Telesp - Relevant Fact - Minutes of the 349th Board of Directors' Meeting" dated on August 08, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact – Minutes of the 349th Board of Directors’ Meeting

August 08, 2007 (01 page)

For more information, please contact:
Daniel Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; August 08, 2007) – Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs that on August 06, 2007, at Rua Martiniano de Carvalho #851, at this Capital, the meeting was held by the integrants of the Management of Telecomunicações de São Paulo S/A. – TELESP (the “Company”), with the presence of the undersigned Board Members, when it was deliberated the following item:

1. To approve, in the limits established by the Company’s Board of Directors in a meeting held on July 17, 2007, the following renegotiation conditions of the 1st Public Issuance of Simple Debentures, Not Convertible to Shares, unsecured type of Telecomunicações de São Paulo S/A -TELESP (the “Debentures”):

(i) The new period of incidence remuneration, period of time in which the remuneration conditions will remain unchanged, to the Debentures, will begin on September 1, 2007, closing on September 1, 2010, the final maturity date of the Debentures;

(ii) About the nominal value of the Debentures, it will fall upon remunerative interests based on the DI (Depósitos Interfinanceiros) daily average rates, extra-group, expressed in a year-over-year percentage, 252 days, calculated and disclosed by Custody and Settlement (CETIP), capitalized by a spread of 0,35% (thirty five cents percent) on a year basis, 252 days, calculated in a exponential and cumulative pro rata temporis way over working days, since the renegotiation data (September 1, 2007), according to the constant formula of the Prospect of the Distribution Program, article 4.2.2.4 – Option A.; and

(iii) It will be maintained to the remuneration of the Debentures further established conditions in the Emission Contract that have not been altered by the deliberations here described.

As there were no more subjects to be discussed, the minute was prepared as a summary of the events by the Company’s Management. São Paulo, August 06, 2007. (aa) Antonio Carlos Valente da Silva – President; Stael Prata Silva Filho – Director General of Fixed Telephony; Álvaro Júlio Badiola Guerra - Vice-President of Finance Management Control; Bento José de Orduña Viegas Louro - Vice-President Wholesale Segment; Carlos Alberto Morales Paulin - Vice-President Residential Segment; Fábio Bruggioni - Vice-President Business Segment; Fábio Silvestre Micheli - Vice-President of Commercial and Management Services; Françoise Trapenard - Vice-President of Human Resources; Gilmar Roberto Pereira Camurra - Vice-President of Finance Management; José Luiz Fins Filho - Vice-President of Network Services; Maurício Antonio Giusti Oliveira - Vice-President of Strategy and Regulation; Roberto José Maris de Medeiros - Vice-President of Company Segment; Gustavo Fleichman – General Secretary.

349ª REDIR (Fl. 1/1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 08, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director